Dominic J. Addesso President and Chief Financial Officer Everest Reinsurance Holdings, Inc. 477 Martinsville Road P.O. Box 830 Liberty Corner, NJ 07938-0830

August 11, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:        Everest Reinsurance Holdings, Inc
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
File No. 033-71652

Dear Mr. Rosenberg:

The following is in response to your letter dated July 14, 2011 to Joseph V. Taranto, Chairman and Chief Executive Officer.  In connection with this response, Everest Re Group, Ltd. (“the Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The format of this response reflects the Commission’s comment followed by the Company’s response in bold print.

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

1B. Investments, page F-7

1.	For available for sale investments that you record at market value, tell us how your accounting complies with ASC 320-10-35-1 which requires that they be recorded at fair value.

Everest Reinsurance Holdings, Inc.
File No. 033-71652
August 11, 2011

Response:

The Company believes it is in compliance with ASC 320-10-35-1.  The Company has portfolios of investments accounted for under ASC 320-10-35-1 where unrealized gains and losses are reported in other comprehensive income and other investment portfolios accounted for under ASC 825-10-15-1 where unrealized gains and losses are reflected in earnings.  In order to provide clarity and transparency for the readers of the financial statements, the Company segregates these portfolios on its balance sheets.  The portfolios accounted for under ASC 320-10-35-1 contain the phrase, “market value”, in their title while those portfolios accounted for under ASC 825-10-15-1 contain the phrase, “fair value”, in their title.

The Company fully explains this presentation on Page F-7 in the December 31, 2010 Form 10-K:  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS; Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES; B. Investments:  “Fixed maturity and equity security investments available for sale, at market value, reflect unrealized appreciation and depreciation, as a result of temporary changes in market value during the period, in stockholder’s equity, net of taxes in “accumulated other comprehensive income (loss)” in the consolidated balance sheets.  Fixed maturity and equity securities carried at fair value reflect fair value re-measurements as net realized capital gains and losses in the consolidated statements of operations and comprehensive income (loss).”  The Company believes its segregation of the portfolios by title differentiation, along with its accounting policy assists the reader in understanding the financial impact of market value changes in these portfolios.

All of the Company’s available for sale fixed maturity and equity portfolios comply with fair value reporting requirements.  As indicated in the December 31, 2010 Form 10-K:  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS; Note 4.  FAIR VALUE; all of the Company’s fixed maturity and equity portfolios are properly disclosed according to their fair value measurement levels.

2.
For available for sale investments that you record at fair value with re-measurements recorded as net realized capital gains and losses, tell us how your accounting complies with ASC 320-10-35-1 which requires unrealized holding gains and losses to be excluded from earnings and be reported in to the comprehensive income.

Response:

As indicated in the response to comment #1 above, the Company has portfolios accounted for under ASC 825-10-15-1 and appropriately reflects fair value re-measurements in the consolidated statements of operations and comprehensive income.  As disclosed in the Company’s December 31, 2007 Form 10-K on page F-10, the Company adopted FAS No. 159 “The Fair Value Option for Financial Assets and Liabilities – including an amendment to FASB Statement No. 115”  as of January 1, 2007.  The Company designates at the time of purchase whether a security will be accounted for under ASC 320-10-35-1 or ASC 825-10-15-1.  The Company has never reclassified any securities between these two standards.

11.	Income Taxes, page F-24

3.
Please provide us proposed disclosure to be included in future filings to quantify the components of pretax income between domestic and foreign operations as required by Rule 4-08(h) of Regulation S-X.  Also, include in your proposed disclosure the components of the “expected tax provision” including the “expected tax provision” and the applicable statutory tax rate by major jurisdiction for each year presented.

Everest Reinsurance Holdings, Inc.
File No. 033-71652
August 11, 2011

Response:

All of the Company’s pre-tax income is subject to the U.S. tax rate of 35%.  Although the Company does have foreign operations, it does not have any pre-tax income that is not subject to U.S. taxes.   The foreign operations include foreign branches, which pay local taxes, but the income is still subject to tax in the U.S., with resulting foreign tax credits where applicable.  Since all pre-tax income is subject to the U.S. statutory rate, Rule 4-08(h) of Regulation S-X is not applicable and the expected tax rate is 35% for all pre-tax income.

4.
In Note 18, you state that “net income deriving from and assets residing in the individual foreign countries in which the Company writes business are not identifiable in the Company’s financial records.”  Please explain to us why this limitation does not appear to affect your ability to determine income taxes for a foreign entity or jurisdiction.

Response:

The Company writes business around the world using different distribution and processing strategies.  In Asia and Canada, the Company operates branch offices where the information processed through the branches is identified and appropriate branch tax returns are filed.  Conversely, for Latin America, which is a major market for the Company, the business is recorded through a U.S. domestic entity and appropriately included as part of the U.S. consolidated tax return.  However, the results of this international business are not segregated within the U.S. entity processing the business.

16.	Contingencies, page F-37

5.
You state that the ultimate resolution of lawsuits, arbitrations and other formal and informal dispute resolution procedures could have a material adverse effect on your results of operations.  We do not believe that this meets the disclosure requirements of ASC 450-20-50.  Please provide us proposed disclosure to be included in future filings to quantify the loss or range of reasonably possible losses in excess of amounts accrued or state that these amounts cannot be estimated as required by ASC 450-20-50-4.b.  If you cannot make an estimate, tell us the procedures you undertake on a quarterly basis for each matter to make this determination.

Response:

All of the lawsuits, arbitrations and other disputes addressed in the Company’s contingency footnote relate to the normal operations of its insurance and reinsurance business.  As a result, the statuses of these disputes are considered when the Company determines its best liability estimate for its reserve for losses and loss adjustment expenses.  Accordingly, the Company does not believe these types of contingencies fall within the reporting requirements of ASC 450-20-50.  Furthermore, the Company does not have any contingencies not related to its insurance and reinsurance business which would require reporting under ASC 450-20-50.

The Company expanded its second quarter Form 10-Q filing to clarify its contingency footnote (italics used for presentation emphasis only):

Everest Reinsurance Holdings, Inc.
File No. 033-71652
August 11, 2011

In the ordinary course of business, the Company is involved in lawsuits, arbitrations and other formal and informal dispute resolution procedures, the outcomes of which will determine the Company’s rights and obligations under insurance, reinsurance and other contractual agreements.  In some disputes, the Company seeks to enforce its rights under an agreement or to collect funds owing to it.  In other matters, the Company is resisting attempts by others to collect funds or enforce alleged rights.  These disputes arise from time to time and are ultimately resolved through both informal and formal means, including negotiated resolution, arbitration and litigation.  In all such matters, the Company believes that its positions are legally and commercially reasonable.  The statuses of these proceedings are considered when the Company determines its reserves for losses and loss adjustment expenses. While the final outcome of these matters cannot be predicted with certainty, the Company does not believe that any of these matters, when finally resolved, will have a material adverse effect on the Company’s financial position or liquidity.  However, an adverse resolution of one or more of these items in any one quarter or fiscal year could have a material adverse effect on the Company’s results of operations in that period.

There are no known significant pending legal issues not involving insurance or reinsurance business activity.

Please let me know if you require any additional information.

Sincerely,

/S/ DOMINIC J. ADDESSO

Dominic J. Addesso